

Mail Stop 3561

October 11, 2017

Jason W. Aiken
Chief Financial Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

>   **Re: General Dynamics Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Form 10-Q for the Quarterly Period Ended July 2, 2017**
>   **Response dated September 7, 2017**
>   **File No. 001-03671**

Dear Mr. Aiken:

We have reviewed your September 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 2, 2017

Note B. Revenue, page 10

Performance Obligations, page 10

1. We have reviewed your response to prior comment 2. When separate contracts are entered into for various phases of the product lifecycle, please tell us how you consider the criteria for determining whether separate contracts should be combined as a single contract pursuant to ASC 606-10-25-9.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure